Reed Smith LLP
599 Lexington Avenue, Floor 26
New York, NY 10022
Tel: 212.521.5400
Fax: 212.521.5450

August 4, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale
Mary Beth Breslin

Re:	Ritter Pharmaceutical Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 26, 2017
File No. 001-37428

Dear Ms. Yale and Ms. Breslin:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated August 2, 2017 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

Preliminary Proxy Statement on Schedule 14A

Proposal 1, page 7

1.	Please expand your disclosure to specifically state whether you have any plans, proposals or arrangements, written or oral, to issue any of the newly authorized shares of common stock or preferred stock for general corporate or any other purposes, other than as set forth in your Proposal 2. If there are any such plans, please describe them.

Securities and Exchange Commission

Attn:	Chris Edwards
Suzanne Hayes

August 4, 2017

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has indicated on page 7 of the Amendment that the Company filed a registration statement on S-1 with the Commission with respect to a public offering of securities and that aside from the proposed offering, which may or may not occur, the Company has no other specific plans or agreements to issue any newly authorized securities.

2.	Please revise your disclosure to include a discussion of the dilutive effect to your existing shareholders of any issuance of the newly authorized shares.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided a discussion of the dilutive effect to its existing stockholders of any issuance of the newly authorized shares on page 7 of the Amendment.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower
Aron Izower

cc:	Michael D. Step,
Chief Executive Officer of
Ritter Pharmaceuticals, Inc.